Simpson Thacher & Bartlett LLP

900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5806	E-mail Address ryan.brizek@stblaw.com

VIA EDGAR

August 16, 2024

Re:	AQR Funds

Securities Act File No. 333-153445

Investment Company Act File No. 811-22235

Post-Effective Amendment No. 151

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Trend Total Return Fund (formerly known as the AQR Sustainable Long-Short Equity Carbon Aware Fund) (the “Fund”), which is a series of the AQR Funds (the “Trust”), we transmit for filing the Fund’s responses to the telephonic comments provided by you on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Tuesday, July 30, 2024, regarding Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed with the Commission on June 20, 2024. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Comment 1	The Registration Statement states that the Fund’s investment objective is to seek capital appreciation. Since the Fund’s name includes the terms “total return,” please discuss why it is appropriate for the Fund to seek capital appreciation only, instead of seeking capital appreciation and income.

Response	As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, the Fund seeks to provide investors with two different sources of return: (i) strategic exposure to equity markets (the “Equity Market Component”), and (ii) the potential gains from a trend-following approach. “Total Return” in the Fund’s name represents the Equity Market Component of the Fund’s strategy and is not intended to reflect the objective of the Fund as a whole. The Fund’s investment objective to achieve capital appreciation reflects the overall goal the Fund seeks to achieve through the implementation of both components of the strategy.

BEIJING	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	SÃO PAULO	TOKYO

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-2-
Securities and Exchange Commission		August 16, 2024

Comment 2	The “Principal Investment Strategies of the Fund” section notes that the Fund’s strategy will result in a high portfolio turnover rate (typically greater than 300% per year). Please add a portfolio turnover risk factor to the “Principal Risks of Investing in the Fund” section.

Response	The Fund respectfully submits that page 5 of the Prospectus already includes the risk factor “High Portfolio Turnover Risk” in the “Principal Risks of Investing the Fund” section.

Comment 3	Please confirm that 60 days’ notice was provided to shareholders in compliance with Rule 35d-1(c) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Such notice must, among other things, contain the statement “Important Notice Regarding Change in Investment Policy,” or a similar clear and understandable statement.

Response	The Fund confirms that 60 days’ notice was provided to shareholders.

Comment 4	Since the Fund has meaningfully changed its name and investment strategies, please provide responses to the following Staff comments:

i.   Please supplementally inform the Staff why the Board of Trustees of the Trust (the “Board”) believes the changes to the Fund’s name, investment strategy, and risks (collectively the “proposed changes”) are consistent with its fiduciary duties and are in the best interests of Fund shareholders who did not vote for these changes. In your response, please explain (i) what information the Board considered, (ii) how it weighed the information in arriving at its decision, and (iii) why the Board concluded that this approach was better for shareholders in lieu of other alternatives, such as liquidating the Fund or launching a new fund. Please support your explanation with data; for example, if cost was a consideration, please provide data on the expected cost savings from the proposed changes as compared with adding a new series to the Trust.

ii. Please explain why AQR Capital Management, LLC (the “Adviser”) has concluded that the proposed changes are consistent with its fiduciary duty to the Fund.

iii.   Please discuss the composition of the Fund’s shareholder base (e.g., is it affiliated or unaffiliated, retail or institutional, domestic or foreign, etc.). Please confirm what percentage of the Fund’s shares is held by retail investors.

iv. Please inform the Staff what percentage of the Fund’s current portfolio needs to be repositioned as a result of the proposed changes.

v.   Have any shareholders contacted the Trust, the Fund, the Adviser or intermediaries about this planned transition? If so, please describe the nature of the communications, including whether anyone has expressed displeasure or disagreement with the transition or threatened legal action.

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-3-
Securities and Exchange Commission		August 16, 2024

Response	The Fund submits the following:

i.   The Board, in the exercise of its business judgment and upon the recommendation of the Adviser, approved the proposed changes during a special meeting of the Board held on May 22, 2024 (the “Meeting”). At the Meeting, the Board received a memorandum and a presentation (collectively, the “Meeting materials”) by the Adviser addressing its recommendation to approve the proposed changes. In connection with its consideration of the proposed changes, the Board considered the information provided by the Adviser and gave weight to a number of factors, but did not identify any particular factor as controlling its decision.

In presenting the proposed changes, the Adviser and the Meeting materials noted, among other things, that demand for sustainability-oriented strategies in the United States had deteriorated since the Fund launched in December 2021, and that intermediaries had indicated little interest in the Fund on a going forward basis. The Adviser also shared feedback it had received from registered investment advisers (“RIAs”) indicating that there is larger demand for managed futures products that also provide some exposure to the equity markets. The Adviser represented to the Board that it had concluded the proposed changes were in the best interests of the Fund, based on the Fund’s limited distribution prospects, RIAs’ feedback, and the success of other funds with similar strategies.

In recommending the proposed changes, the Adviser discussed various factors, including but not limited to: (a) the size of the Fund and the trend of in-flows and out-flows of assets under the current strategy; (b) the inability of the Fund under its current strategy to maintain its assets at a size that enables economies of scale; (c) the improbability that sales of the Fund’s shares (under the current strategy) could be increased to raise its assets to a viable level; (d) the Fund’s performance under its current strategy; (e) economic developments and trends in the mutual fund industry and the broader political environment having a significant impact on the business or operations of the Fund and its ability to grow under its current strategy; (f) the ability of the Fund to transition to the new strategy in an orderly fashion; (g) the expenses and time saved associated with the transition to the new strategy as opposed to other alternatives, such as liquidating the Fund or launching a new fund; (h) the tax consequences to shareholders of transitioning the Fund’s strategy to the new strategy; and (i) the reduction in the Fund’s management fee from 1.10% to 1.05% in connection with the proposed changes.

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-4-
Securities and Exchange Commission		August 16, 2024

After weighing the various factors, the Board, based on the recommendation of the Adviser and taking into account other alternatives, determined that the proposed changes were in the best interests of shareholders.

ii. The Adviser believes the proposed changes are consistent with its fiduciary duties to the Fund for the same reasons discussed above with respect to the Board’s determination.

iii.   As of July 31, 2024 the Fund’s net asset value was approximately $39 million. The composition of the Fund’s shareholder base is comprised of capital from the Adviser and its affiliates, with approximately 55.21% of the Fund’s net asset value comprised of unaffiliated capital as of July 31, 2024. The Adviser is unable to identify the percentage of the Fund’s net asset value held by intermediated retail investors and therefore is unable to approximate the percentage of Fund shares held by retail investors.

iv.   The Adviser anticipates that substantially all of the Fund’s portfolio will be repositioned in connection with the proposed changes to the Fund’s investment strategy, including adding to or reducing current positions.

v.  No shareholders have contacted the Trust, the Fund or the Adviser about the Fund’s planned transition. To the Registrant’s knowledge, no shareholders have contacted the Fund’s financial intermediaries about the Fund’s planned transition.

Comment 5	With respect to the statement in the “Principal Investment Strategies of the Fund” section that the Fund “may invest up to 25% of its total assets in the Subsidiary,” please consider starting that paragraph with a brief description of the Subsidiary (e.g., explaining that it is a wholly-owned and controlled Cayman Island subsidiary).

Response	The Fund respectfully declines to make the suggested change at this time. A definition of the term “Subsidiary” is provided in the “Glossary of Terms” section of the Prospectus, which defines this and other terms used throughout the Prospectus.

Comment 6	Please supplementarily confirm to the Staff, with respect to the Subsidiary, that: (i) the Registration Statement includes the information generally required by the Commission for wholly-owned and controlled subsidiaries; (ii) the Subsidiary’s financial statements will be consolidated with those of the Fund; (iii) the Subsidiary and the Board will agree to inspection by the Staff of the Subsidiary’s books and records, maintained in accordance with Section 31 of the Investment Company Act; (iv) the Subsidiary will designate an agent for service of process in the U.S.; and (v) the Subsidiary’s expenses will be included under “Other Expenses” in the “Annual Fund Operating Expenses” table.

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-5-
Securities and Exchange Commission		August 16, 2024

Response	The Fund submits the following:

(i) The Fund confirms that the Registration Statement includes the information known by the Fund to be generally required by the Commission with respect to wholly-owned and controlled subsidiaries.

(ii) The Fund confirms that the Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s annual report to Fund shareholders.

(iii) The Fund confirms that the Subsidiary and its Board of Directors will do so.

(iv) The Fund confirms that the Subsidiary and its Board of Directors have done so.

(v) The Fund confirms that the Subsidiary’s expenses will be included in the Fund’s “Annual Fund Operating Expenses” table under “Other Expenses.” The Subsidiary does not pay a management fee.

Comment 7	We note that the risk factors are in alphabetical order. Please reorder the principal risks of investing in the Fund in order of significance.

Response	The Fund respectfully declines to make the requested change at this time. The Fund believes its risk factors can be located more easily when listed in alphabetical order and notes that it includes the following disclosure in the first paragraph of the “Principal Risks of Investing in the Fund” section of the Prospectus: “The order of the below risk factors does not indicate the significance of any particular risk factor.” Moreover, as adopted by the Commission, Form N-1A does not require a particular method of listing a fund’s principal risks. The staff stated that ADI 2019-08 is not a rule, regulation or statement of the Commission and that the Commission has neither approved nor disapproved its content.

Comment 8	Please consider mentioning that investing in China is a principal investment strategy of the Fund, particularly in light of the inclusion of “China Risk” in the “Principal Risks of Investing in the Fund” section.

Response	The Fund respectfully declines to make the requested change at this time. As disclosed in the “Principal Investment Strategies of the Fund” section, the Fund has the flexibility to invest or gain exposure to asset classes and markets around the world, including emerging markets such as China. However, the Fund submits that investing in China does not currently constitute a principal investment strategy of the Fund.

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-6-
Securities and Exchange Commission		August 16, 2024

Comment 9	Please confirm whether “Real Estate-Related Investment Risk” continues to be relevant to the Fund, as such real estate-related investments do not appear to be mentioned in the Principal Investment Strategy section.

Response	The Fund may invest in or have exposure to issuers associated with the real estate management and development industry. In addition, the Fund has the ability to invest in real estate-related investments, such as by investing in shares of real estate investment trusts (“REITs”) or REIT-like entities, as disclosed in its Statement of Additional Information. The Fund therefore confirms that, although real estate-related investments are not specifically identified in the “Principal Investment Strategies of the Fund” section, “Real Estate-Related Investment Risk” continues to be relevant to the Fund.

Comment 10	The indexes in the “Average Annual Total Returns” table (the “Returns Table”) remain the same as for the prior fund (i.e., before the proposed changes). Please confirm that these indexes are still appropriate given the Fund’s new investment strategy.

Response	The Fund confirms that the indexes included in the Returns Table are appropriate for the Fund given its new investment strategy. As noted in the Registration Statement, the Fund’s investment strategy, among other things, will entail allocating assets among four major asset classes (commodities, currencies, equities, and fixed income), will not have any geographic restrictions, and may entail holding a significant portion of the Funds’ assets in cash or cash equivalents, such as U.S. Treasury securities.

Form N-1A requires the Fund to include in the Returns Table an “appropriate broad-based securities market index,” which is defined as “one that represents the overall applicable domestic or international equity or debt markets, as appropriate.” Form N-1A also permits the inclusion of additional indexes in the Returns Table, including more narrowly based indexes that reflect the market sectors in which the Fund invests. The Adopting Release for the Tailored Shareholder Reports Rule[1] further suggests that a fund that invests across asset classes may additionally include a blended index that combines the performance of more than one index, such as equity and debt indexes.[2]

We respectfully submit that the MSCI World Index is an appropriate broad-based securities market index, given that it represents the overall international equity markets and the Fund’s proposed investment strategy has no geographic restrictions. We also submit that the blended index, 50% of which is comprised by the MSCI World Index and 50% of which is comprised by the ICE BofA US 3-Month Treasury Bill Index, is an appropriate additional index given the Fund’s strategy of investing across asset classes. Finally, we submit that the ICE BofA US 3-Month Treasury Bill Index is also an appropriate additional index in light of the Fund’s potential holdings of cash equivalents as part of its investment strategy.

[1]

Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Release Nos 33-11125; 34-96158 (Oct. 26, 2022) (“TSR Adopting Release”), available at https://www.sec.gov/files/rules/final/2022/33-11125.pdf.

[2]	See id. at 78.

Simpson Thacher & Bartlett LLP

Ms. Samantha Brutlag	-7-
Securities and Exchange Commission		August 16, 2024

As permitted by Form N-1A, the Fund has added the S&P 500 Total Return Index as an additional broad-based securities market index. We submit that the S&P 500 Total Return Index is an appropriate broad-based securities market index, given that it represents approximately 80% of market capitalization in the United States equity markets and the Fund’s proposed investment strategy permits investment in equities and has no geographic or market capitalization restrictions. In addition, the Fund has added an additional blended index, 50% of which is comprised by the S&P 500 Total Return Index and 50% of which is comprised by the ICE BofA US 3-Month Treasury Bill Index.

*  *   *

Please do not hesitate to contact me at (202) 636-5806 or John Fitzgerald at (212) 455-2136 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek
Ryan P. Brizek, Esq.

cc:	Nicole DonVito, Esq.

David Blass, Esq.

John Fitzgerald, Esq.